                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                            The Steak N Shake Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.50 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   857873-10-3
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 2 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,659,445
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,659,445
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,659,445
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 3 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,659,445
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,659,445
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,659,445
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 4 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Sardar Biglari
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,659,445
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,659,445
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,659,445
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 5 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,659,445
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,659,445
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,659,445
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 6 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Dr. Philip L. Cooley
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,659,445
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,659,445
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,659,445
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 7 of 29 Pages
----------------------                                    ----------------------

      The following  constitutes the Schedule 13D filed by the undersigned  (the
"Schedule 13D").

Item 1.     SECURITY AND ISSUER.

      This statement  relates to shares of the Common Stock, par value $.50 (the
"Shares"),  of The Steak N Shake  Company  (the  "Issuer").  The  address of the principal  executive offices of the Issuer is 36 S. Pennsylvania  Street,  Suite
500,  Indianapolis,   Indiana  46204.  Certain  of  the  Reporting  Persons  own
American-style  call options ("Options") to purchase Shares that are immediately exercisable.  The Shares and Options are collectively  referred to herein as the
"Securities".

Item 2.     IDENTITY AND BACKGROUND.

      (a-c,  f) This Schedule 13D is being filed jointly by (i) The Lion Fund,
L.P., a Delaware limited  partnership (the "Lion Fund"),  (ii) Biglari Capital
Corp., a Texas  corporation  ("BCC"),  (iii) Sardar  Biglari,  a United States
citizen,  (iv) Western Sizzlin Corp., a Delaware corporation ("WSC"), and (iv)
Dr. Philip L. Cooley,  a United States citizen  (collectively,  the "Reporting
Persons").

      The principal business address of the Lion Fund, BCC and Sardar Biglari is
9311 San Pedro  Avenue,  Suite 1440,  San Antonio,  Texas 78216.  The  principal business address of Dr. Philip L. Cooley is c/o Trinity University,  One Trinity
Place, San Antonio,  Texas 78212. The principal  business address of WSC is 1338
Plantation Road, Roanoke, Virginia 24012.

      Sardar  Biglari is the  Chairman  and Chief  Executive  Officer of BCC, an
investment  management firm that serves as the general partner to the Lion Fund.
The  principal  business  of the Lion Fund is  purchasing,  holding  and selling securities  for  investment  purposes.  Mr.  Biglari is also the Chairman of the
Board, Chief Executive Officer and President of WSC. Dr. Philip L. Cooley is the
Prassel Distinguished Professor of Business at Trinity University,  San Antonio,
Texas.  Dr. Cooley is also an advisory  director of BCC and Vice Chairman of the
Board of WSC.  The  principal  business  of WSC is to operate  and/or  franchise restaurants.  Set forth in  Schedule  A annexed  hereto is the name and  present principal  occupation or employment and the name, principal business and address of any corporation or other  organization in which such employment is conducted, of each of WSC's directors and executive officers, as of the date hereof.

      (d)   Neither the  Reporting  Persons nor any person  listed on Schedule A has,  during  the last five  years,  been  convicted  in a  criminal  proceeding
(excluding traffic violations or similar misdemeanors).

      (e)   Neither the  Reporting  Persons nor any person  listed on Schedule A has,  during  the  last  five  years,  been a party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 8 of 29 Pages
----------------------                                    ----------------------

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate purchase price of the Shares owned directly by the Lion Fund is  $15,220,138.  The aggregate  purchase price of the Options owned directly by the Lion Fund is $50,400.  The  Securities  owned directly by the Lion Fund were acquired with the working capital of the Lion Fund.

      The  aggregate  purchase  price of the  Shares  owned  directly  by WSC is
$2,148,828. The aggregate purchase price of the Options owned directly by WSC is
$1,630,937.  The Securities owned directly by WSC were acquired with the working capital of WSC.

      The aggregate  purchase  price of the Shares owned  directly by Dr. Cooley and owned  directly by Dr.  Cooley's  spouse,  Sandy  Cooley who shares the same business address as Dr. Cooley,  which he may also be deemed to beneficially own is $93,297. Of the 6,300 Shares  beneficially owned by Dr. Cooley,  3,800 Shares were acquired with Dr. Cooley's personal funds,  2,000 Shares were acquired with his  spouse's  personal  funds and 500 Shares  were  acquired  with the  working capital of BCC and subsequently gifted to Dr. Cooley.

      The Lion Fund and WSC effect  purchases of  securities  primarily  through margin accounts maintained for them with prime brokers,  which may extend margin credit to them as and when  required  to open or carry  positions  in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. In such instances, the positions held in the margin  accounts are pledged as  collateral  security  for the  repayment of debit balances in the accounts.

Item 4.     PURPOSE OF TRANSACTION.

      On August 13, 2007,  Sardar  Biglari and Philip L. Cooley met with Alan B.
Gilman,  Chairman of the Board,  and  management  of the Issuer  concerning  the business,  operations and future plans of the Issuer.  During this meeting,  Mr.
Biglari requested  representation on the Board of Directors. On August 16, 2007,
the Lion Fund  delivered a letter to the Issuer  nominating  Sardar  Biglari and
Philip L. Cooley  (collectively,  the  "Nominees"),  as set forth  therein,  for election to the Issuer's  Board of Directors at the Issuer's 2008 annual meeting of shareholders,  or any other meeting of shareholders held in lieu thereof, and any  adjournments,  postponements,  rescheduling or  continuations  thereof (the
"Annual  Meeting").  The Lion Fund  submitted its  nomination of the Nominees in accordance with the procedures set forth in the Issuer's By-laws.  A copy of the letter is attached hereto and is incorporated herein by reference.

      The Reporting Persons acquired the Securities for investment purposes. The
Reporting Persons continue to evaluate the business  prospects of the Issuer, as well as its present and future  intentions.  The Reporting Persons may from time to time communicate with management,  with members of the Board of Directors, or with other shareholders of the Issuer.

      The Reporting Persons reserve the right to acquire additional  Securities, to dispose of such Securities at any time, or to formulate other purposes, plans or  proposals  regarding  the Issuer or the  Securities,  to the  extent  deemed advisable in light of their general  investment  policies,  market conditions or other factors.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 9 of 29 Pages
----------------------                                    ----------------------

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of  Schedule  13D  except  as set  forth  herein  or such as  would  occur  upon completion of any of the actions discussed above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a-e) As of the date hereof,  each of the Reporting  Persons may be deemed to be the beneficial owner of 1,659,445 Shares or 5.8% of the outstanding Shares of the Issuer, based upon the 28,469,808 Shares outstanding as of July 31, 2007, according to the Issuer's most recent Form 10-Q. The 1,659,445  Shares  reported herein as beneficially  owned by the Reporting Persons consist of the following:
(1) 929,200  Shares held directly by the Lion Fund and 20,000 Shares  underlying
Options held directly by the Lion Fund,  (2) 142,845 Shares held directly by WSC and 561,100  Shares  underlying  Options held  directly by WSC, (3) 4,300 Shares held directly by Dr. Cooley,  and (4) 2,000 Shares held directly by Dr. Cooley's spouse which Dr. Cooley may also be deemed to beneficially own.

      Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of 0 Shares  and the shared  power to vote or direct the vote of 1,659,445 Shares.

      Each of the  Reporting  Persons  may be deemed  to have the sole  power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,659,445 Shares.

      Schedule B annexed hereto lists all  transactions in the Securities by the
Reporting  Persons  during the past sixty days.  All of such  transactions  were effected in the open market, except as otherwise noted on Schedule B.

      No person other than the  Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities  except for Dr.  Cooley's spouse with respect to the
2,000 Shares she owns  directly.  The Reporting  Persons  specifically  disclaim beneficial  ownership of the Securities  reported herein except to the extent of their pecuniary interest therein.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      On August 16, 2007, the Reporting  Persons entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by the Lion Fund, to the Issuer's Board of Directors at the
Annual  Meeting  (the  "Solicitation"),  and (c) the Lion Fund and WSC agreed to share equally all expenses  incurred in connection  with the Reporting  Persons'
activities,  including  approved  expenses  incurred  by any of the  parties  in connection with the Solicitation,  subject to certain limitations. A copy of the
Joint Filing and  Solicitation  Agreement is attached hereto and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 10 of 29 Pages
----------------------                                    ----------------------

      Other than as  described  herein,  there are no  contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      A.    Nomination  Letter  from The Lion  Fund,  L.P.  to The Steak N Shake
            Company dated August 16, 2007 (filed herewith as Exhibit A).

      B.    Joint Filing and Solicitation  Agreement by and among The Lion Fund,
            L.P., Biglari Capital Corp.,  Sardar Biglari,  Western Sizzlin Corp.
            and Dr.  Philip L. Cooley dated  August 16, 2007 (filed  herewith as
            Exhibit B).

      C.    Power of Attorney (filed herewith as Exhibit C).

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 11 of 29 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007                   THE LION FUND L.P.

                                         By: Biglari Capital Corp.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             ---------------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         BIGLARI CAPITAL CORP.

                                         By: /s/ Sardar Biglari
                                             ---------------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Sardar Biglari
                                         -------------------------------------------
                                         SARDAR BIGLARI

                                         WESTERN SIZZLIN CORP.

                                         By: /s/ Sardar Biglari
                                             ---------------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Philip L. Cooley
                                         -------------------------------------------
                                         DR. PHILIP L. COOLEY

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 12 of 29 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN SIZZLIN CORP.

 NAME AND POSITION WITH       PRESENT PRINCIPAL               BUSINESS
     WESTERN SIZZLIN             OCCUPATION                    ADDRESS
     ---------------             ----------                    -------
Sardar Biglari, Chairman  Chairman of the Board      c/o The Lion Fund L.P.
of the Board, Chief       and Chief Executive        9311 San Pedro Avenue,
Executive Officer and     Officer of Biglari         Suite 1440
President                 Capital Corp., an          San Antonio, Texas 78216
                          investment management
                          firm

Philip L. Cooley, Vice    Prassel Distinguished      c/o Trinity University
Chairman of the Board     Professor of Business at   One Trinity Place
                          Trinity University, San    San Antonio, Texas 78212
                          Antonio, Texas

Titus W. Greene, Director Director of Western        c/o Western Sizzlin Corp.
                          Sizzlin Corp., an          1338 Plantation Road
                          operator and/or            Roanoke, Virginia 24012
                          franchiser of restaurants

Jonathan Dash, Director   President of Dash          c/o Dash Acquisitions, LLC
                          Acquisitions, LLC, an      183 Rodeo Drive
                          investment management      Beverly Hills, California
                          company                    90212

Kenneth R. Cooper,        Attorney with the Law      c/o Law Office of Kenneth
Director                  Office of Kenneth R.       R. Cooper
                          Cooper                     14607 San Pedro Avenue,
                                                     Suite 130
                                                     San Antonio, Texas 78232

Robyn B. Mabe, Vice       Vice President, Chief      c/o Western Sizzlin Corp.
President, Chief          Financial Officer and      1338 Plantation Road
Financial Officer and     Secretary / Treasurer of   Roanoke, Virginia 24012
Secretary / Treasurer     Western Sizzlin Corp.,
                          an operator and/or
                          franchiser of restaurants

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 13 of 29 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

   TRANSACTIONS IN THE SECURITIES BY THE REPORTING PERSONS DURING THE PAST 60
                                      DAYS

TRANSACTIONS IN COMMON STOCK

     Shares Purchased          Price Per Share ($)         Date of Purchase
     ----------------          -------------------         ----------------

                               THE LION FUND, L.P.
                               -------------------
           2,000                     15.2050                   06/22/07
           6,000                     14.9258                   06/25/07
          85,000                     17.1033                   06/26/07
          20,000                     17.0338                   06/27/07
         140,000                     17.0646                   06/28/07
          53,300                     16.7723                   06/29/07
           3,000                     16.5680                   07/02/07
          10,000                     16.7836                   07/03/07
           6,000                     16.6042                   07/05/07
           6,000                     15.6992                   07/26/07
           7,500                     15.6211                   07/27/07
          12,500                     15.0877                   07/30/07
          18,000                     15.2569                   07/31/07
           9,300                     15.0200                   08/01/07
          17,000                     14.9690                   08/03/07
           3,000                     14.7708                   08/06/07
           2,000                     16.0100                   08/07/07
          12,800                     13.3579                   08/13/07
          70,000                     13.6622                   08/14/07
          18,000                     14.0286                   08/15/07

                              WESTERN SIZZLIN CORP.
                              ---------------------
           1,500                     16.6007                   07/18/07
           3,000                     16.8190                   07/19/07
           4,500                     15.6992                   07/26/07
           7,500                     15.6111                   07/27/07
          12,500                     15.0777                   07/30/07
          12,000                     15.2569                   07/31/07
           4,000                     15.0200                   08/01/07
           3,000                     14.9690                   08/03/07
           1,600                     14.7708                   08/06/07
           3,000                     13.3579                   08/13/07
          30,000                     13.6622                   08/14/07
           7,300                     14.0286                   08/15/07

                              BIGLARI CAPITAL CORP.
                              ---------------------
             500                     16.7099                   04/11/07

                              DR. PHILIP L. COOLEY
                              --------------------
             500*                       --                     04/26/07
           3,800                     14.9900                   06/15/07
           2,000**                   13.9900                   08/15/07

--------------------------------------------------------------------------------
* Shares gifted from Biglari Capital Corp. to Dr. Philip L. Cooley.  Biglari
Capital Corp. no longer owns directly any securities of the Issuer.

** Shares acquired by Dr. Cooley's spouse that may be deemed to be beneficially owned by Dr. Cooley.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 14 of 29 Pages
----------------------                                    ----------------------

TRANSACTIONS IN AMERICAN-STYLE CALL OPTIONS / STRIKE PRICE: $15 / EXPIRATION:
12.22.07

      Units Purchased           Price Per Unit ($)         Date of Purchase
      ---------------           ------------------         ----------------

                               THE LION FUND, L.P.
                               -------------------
             200                      2.5200                   07/25/07

                              WESTERN SIZZLIN CORP.
                              ---------------------
              40                      2.7700                   07/06/07
           1,900                      2.7349                   07/10/07
             500                      2.9130                   07/11/07
             110                      3.0241                   07/12/07
             100                      3.1150                   07/13/07
             500                      3.0950                   07/16/07
             100                      3.1050                   07/17/07
              10                      2.9300                   07/18/07
             461                      3.0933                   07/19/07
           1,000                      2.6580                   07/24/07
             500                      2.5150                   07/25/07
              50                      1.7650                   07/31/07

TRANSACTIONS IN AMERICAN-STYLE CALL OPTIONS / STRIKE PRICE: $12.50 /
EXPIRATION: 12.22.07

      Units Purchased           Price Per Unit ($)         Date of Purchase
      ---------------           ------------------         ----------------

                              WESTERN SIZZLIN CORP.
                              ---------------------
              50                      4.9150                   07/11/07
              10                      5.2300                   07/12/07
              10                      5.2300                   07/19/07
              10                      5.2300                   07/20/07
             200                      4.7650                   07/24/07
              60                      3.8150                   07/31/07

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 15 of 29 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A
                                                                       ---------

                               THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411

                                                                 August 16, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

The Steak N Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204
Attn:  Corporate Secretary

      Re:   NOTICE  OF  INTENTION  TO  NOMINATE   INDIVIDUALS  FOR  ELECTION  AS
            DIRECTORS AT THE 2008 ANNUAL MEETING OF  SHAREHOLDERS OF THE STEAK N
            SHAKE COMPANY

Dear Sir:

      This letter  shall serve to satisfy the  advance  notice  requirements  of
Article IV,  Section 9 of the Restated  By-Laws (the  "By-Laws")  of The Steak N
Shake Company  ("Steak N Shake") as to the nomination by The Lion Fund,  L.P., a
Delaware limited  partnership ("Lion Fund"), of two (2) nominees for election to the Board of Directors of Steak N Shake (the "Board") at the 2008 annual meeting of shareholders  of Steak N Shake, or any other meeting of shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting").

      This letter and the Exhibits attached hereto are collectively  referred to as the "Notice." Lion Fund directly owns 929,200  shares of common stock,  $0.50 par value per share (the "Common Stock"),  of Steak N Shake, 100 shares of which are held of record by Lion Fund, and American-style call options (the "Options")
to  acquire  20,000  shares of Common  Stock that are  immediately  exercisable.
Through this Notice,  Lion Fund hereby  nominates and notifies you of its intent to nominate Sardar Biglari and Dr. Philip L. Cooley as nominees (the "Nominees")
to be elected to the Board at the Annual  Meeting.  Lion Fund  believes that the terms of the ten (10)  directors  currently  serving on the Board  expire at the
Annual  Meeting.  To the extent there are in excess of ten (10) vacancies on the
Board to be filled by election at the Annual Meeting or Steak N Shake  increases the size of the Board above its existing  size,  Lion Fund reserves the right to nominate  additional  nominees to be elected to the Board at the Annual Meeting.
Additional  nominations  made  pursuant to the  preceding  sentence  are without prejudice  to the position of Lion Fund that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful  manipulation of Steak N Shake's corporate  machinery.  If this Notice shall be deemed for any reason by a court of competent  jurisdiction  to be ineffective  with respect to the  nomination  of  any of  the  Nominees  at  the  Annual  Meeting,  or if any
individual  Nominee  shall be unable to serve for any reason,  this Notice shall continue to be  effective  with respect to the  remaining  Nominee and as to any replacement Nominee selected by Lion Fund.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 16 of 29 Pages
----------------------                                    ----------------------

      The information  concerning Lion Fund and the Nominees required by Article
IV, Section 9 of the By-Laws is set forth below:

      (i)   STATEMENT OF THE QUALIFICATIONS OF EACH NOMINEE:

            SARDAR  BIGLARI  (AGE  29) has  served  as the  Chairman  and  Chief
            Executive  Officer of Biglari Capital Corp.,  the general partner of
            The Lion Fund, L.P., a private  investment fund, since its inception in 2000.  He has also served as the Chairman of the Board of Western
            Sizzlin Corp.,  a steak and buffet  restaurant  chain  operating and franchising in approximately 125 locations,  since March 2006 and as its Chief  Executive  Officer and President since May 2007. In 1996,
            Mr.  Biglari  founded  INTX.  Networking,  LLC, an internet  service provider sold to Internet  America,  Inc. in 1999.  Mr. Biglari is a member of the CFA  Institute and CFA Society of San Antonio and is a
            director  of  Consumer  Credit  Counseling  Service of  Greater  San
            Antonio and the CFA Society of San Antonio.  He earned a Bachelor of
            Science  degree with a  concentration  in finance and  international business from Trinity University.  The principal business address of
            Mr.  Biglari is c/o Biglari  Capital  Corp.,  9311 San Pedro Avenue,
            Suite 1440, San Antonio, Texas 78216.

            DR.  PHILIP L.  COOLEY  (AGE 63) has been an  advisory  director  of
            Biglari Capital Corp., the general partner of The Lion Fund, L.P., a private  investment fund, since 2000. He has served as Vice Chairman of the Board of Western Sizzlin Corp., a steak and buffet restaurant chain  operating and  franchising  in  approximately  125 locations, since March  2006.  Dr.  Cooley has been the  Prassel  Distinguished
            Professor of Business at Trinity  University,  San  Antonio,  Texas,
            since  1985.  Previously,  he  taught  at the  University  of  South
            Carolina for 12 years and served on the faculties of the U.S.  Armed
            Forces  Institute  and the Far-East  Division of the  University  of
            Maryland. Dr. Cooley is a director of the Consumer Credit Counseling
            Service of Greater  San Antonio  and the Credit  Research  Center at
            Georgetown  University.  He serves on the board of  trustees  of the
            Financial   Management   Association   and   the   Eastern   Finance
            Association. Dr. Cooley holds a Ph.D. from Ohio State University, an
            MBA from the  University of Hawaii and a BME from the General Motors
            Institute.  The  principal  business  address  of Dr.  Cooley is c/o
            Trinity University, One Trinity Place, San Antonio, Texas 78212.

      (ii)  ALL  INFORMATION  RELATING  TO EACH  NOMINEE  THAT IS REQUIRED TO BE
            DISCLOSED IN SOLICITATIONS OF PROXIES FOR ELECTION OF DIRECTORS,  OR
            IS OTHERWISE REQUIRED, IN EACH CASE PURSUANT TO REGULATION 14A UNDER
            THE  SECURITIES  EXCHANGE  ACT OF 1934,  AS AMENDED  (THE  "EXCHANGE
            ACT"):

            On August  16,  2007,  Lion Fund,  Biglari  Capital  Corp.,  a Texas
            corporation  ("BCC"),  Western Sizzlin Corp., a Delaware corporation
            ("Western  Sizzlin"),  Sardar  Biglari  and  Dr.  Philip  L.  Cooley
            (collectively,   the  "Group")  entered  into  a  Joint  Filing  and
            Solicitation Agreement in which, among other things, (i) the parties agreed to the joint  filing on behalf of each of them of  statements on Schedule 13D with respect to the  securities  of Steak N Shake to the extent  required by applicable  law, (ii) the parties  agreed to

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 17 of 29 Pages
----------------------                                    ----------------------

            solicit  proxies or written  consents  to elect the  Nominees or any other person  designated  by the Group as directors of Steak N Shake and to take all other  action  necessary or advisable to achieve the foregoing  (the  "Solicitation"),  and (iii)  Lion Fund and  Western
            Sizzlin agreed to share equally all expenses  incurred in connection with the Group's activities, including approved expenses incurred by any of the parties in connection with the  Solicitation,  subject to certain limitations.

            Sardar  Biglari's and Dr. Philip L. Cooley's  biographical  extracts are set forth above.  Sardar Biglari is Chairman and Chief Executive
            Officer of BCC. Dr. Philip L. Cooley is an advisory director of BCC.
            BCC serves as the general  partner to Lion Fund. Mr. Biglari is also
            Chairman of the Board,  Chief  Executive  Officer and  President  of
            Western Sizzlin.  Dr. Philip L. Cooley is Vice Chairman of the Board
            of  Western  Sizzlin.  Lion  Fund  owns  approximately  34%  of  the outstanding common stock of Western Sizzlin.  As of the date hereof,
            Lion Fund directly  owns 929,200  shares of Common Stock (100 shares of which are held of record) and Options to purchase  20,000  shares of Common Stock;  Western  Sizzlin  directly owns 142,845  shares of
            Common Stock and Options to purchase 561,100 shares of Common Stock;
            Dr. Cooley directly owns 4,300 shares of Common Stock (500 shares of which are held of record); and Dr. Cooley's spouse, Sandy Cooley who shares the same business address as Dr. Cooley,  directly owns 2,000 shares  of  Common  Stock  which  Dr.  Cooley  may also be deemed to beneficially own. In the aggregate,  Lion Fund, Western Sizzlin, Dr.
            Cooley and Dr. Cooley's spouse own 1,078,345  shares of Common Stock and Options to purchase 581,100 shares of Common Stock. By virtue of the relationships among the members of the Group discussed above and
            the   formation  by  them  of  a  Group  in   connection   with  the
            Solicitation,  all  the  members  of  the  Group  may be  deemed  to beneficially  own all the  securities of Steak N Shake  beneficially owned in the  aggregate  by the  Group.  Each  member  of the  Group disclaims  beneficial  ownership  of such  securities  except to the extent  of  his/its  pecuniary  interest  therein.  For  information regarding  purchases and sales of securities  beneficially  owned by each member of the Group during the past two years, see EXHIBIT A.

            Lion  Fund  and  Western  Sizzlin  effect  purchases  of  securities primarily  through  margin  accounts  maintained for them with prime brokers, which may extend margin credit to them as and when required to open or  carry  positions  in the  margin  accounts,  subject  to applicable federal margin regulations,  stock exchange rules and the prime brokers' credit  policies.  In such  instances,  the positions held in the margin  accounts are pledged as collateral  security for the repayment of debit balances in the accounts.

            Except as set forth in this Notice  (including the Exhibits attached hereto), (i) during the past 10 years, no Nominee has been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors);  (ii) no Nominee directly or indirectly  beneficially owns any  securities  of Steak N Shake;  (iii) no  Nominee  owns any securities  of  Steak N Shake  which  are  owned of  record  but not

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 18 of 29 Pages
----------------------                                    ----------------------

            beneficially;  (iv) no Nominee has purchased or sold any  securities of  Steak N Shake  during  the past  two  years;  (v) no part of the purchase  price or market value of the  securities  of Steak N Shake owned by any Nominee is  represented  by funds borrowed or otherwise obtained for the purpose of  acquiring  or holding such  securities;
            (vi) no  Nominee  is,  or within  the past year was,  a party to any contract,  arrangements  or  understandings  with  any  person  with respect  to any  securities  of  Steak N Shake,  including,  but not limited to, joint  ventures,  loan or option  arrangements,  puts or calls,  guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially,  directly or indirectly,
            any   securities   of  Steak  N  Shake;   (viii)  no  Nominee   owns
            beneficially,  directly or indirectly,  any securities of any parent or  subsidiary  of  Steak N  Shake;  (ix) no  Nominee  or any of his
            associates  was a party to any  transaction,  or series  of  similar transactions,  since the  beginning  of Steak N Shake's  last fiscal year, or is a party to any currently proposed transaction, or series of  similar  transactions,  to  which  Steak N  Shake  or any of its subsidiaries  was or is to be a party,  in which the amount involved exceeds  $120,000;  (x) no Nominee or any of his  associates has any arrangement  or  understanding  with any person with  respect to any future  employment  by  Steak N  Shake  or its  affiliates,  or with respect to any future  transactions to which Steak N Shake or any of its affiliates will or may be a party; and (xi) no person, including
            any  of  the  Nominees,   who  is  a  party  to  an  arrangement  or
            understanding  pursuant  to which the  Nominees  are  proposed to be elected has a substantial interest,  direct or indirect, by security holdings  or  otherwise  in any  matter to be acted on at the Annual
            Meeting.  There are no material  proceedings to which any Nominee or any of his  associates is a party adverse to Steak N Shake or any of its subsidiaries or has a material interest adverse to Steak N Shake or any of its  subsidiaries.  With respect to each of the  Nominees, none of the events  enumerated in Item  401(f)(1)-(6)  of Regulation
            S-K of the Securities  Exchange Act of 1934 occurred during the past five years.

            A  representative  of Lion Fund  intends  to appear in person at the
            Annual Meeting to nominate the persons  specified in this Notice for election to the Board.

      (iii) DESCRIPTION  OF  ALL  ARRANGEMENTS  OR   UNDERSTANDINGS   AMONG  THE
            SHAREHOLDER SUBMITTING THIS NOTICE AND EACH NOMINEE.

            Other  than  as  stated  herein,   there  are  no   arrangements  or
            understandings  between  Lion  Fund and each  Nominee  or any  other person or persons pursuant to the nominations described herein.

      (iv)  WRITTEN  CONSENT  OF  EACH  NOMINEE  TO  BEING  NAMED  IN THE  PROXY
            STATEMENT AS A NOMINEE AND TO SERVING AS A DIRECTOR IF ELECTED.

            Each of the Nominees  has  consented to be named as a nominee in any
            proxy   statement   filed  by  Lion  Fund  in  connection  with  the
            solicitation  of proxies  for the  election  of the  Nominees to the
            Board and to serve as a director  of Steak N Shake,  if so  elected.
            Such consents are attached hereto as EXHIBIT B.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 19 of 29 Pages
----------------------                                    ----------------------

      (v)   AS TO THE  SHAREHOLDER  SUBMITTING  THIS  NOTICE AND THE  BENEFICIAL
            OWNER,  IF ANY, ON WHOSE BEHALF THE NOMINATION IS MADE, THE NAME AND
            ADDRESS  OF SUCH  SHAREHOLDER,  AS THEY  APPEAR  ON STEAK N  SHAKE'S
            BOOKS, AND OF SUCH BENEFICIAL OWNER.

            Name                        Address
            ----                        -------

            The Lion Fund LP            9311 San Pedro Avenue, Suite 1440
                                        San Antonio, Texas 78216

      (vi)  AS TO THE  SHAREHOLDER  SUBMITTING  THIS  NOTICE AND THE  BENEFICIAL
            OWNER, IF ANY, ON WHOSE BEHALF THE NOMINATION IS MADE, THE CLASS AND
            NUMBER  OF  SHARES  OF  STOCK  OF  STEAK N  SHAKE  WHICH  ARE  OWNED
            BENEFICIALLY  AND OF RECORD BY SUCH  SHAREHOLDER AND SUCH BENEFICIAL
            OWNER.

            Name                        Class and Number of Shares
            ----                        --------------------------

            The Lion Fund, L.P.*        929,200 shares of Common Stock owned
                                        directly, including 100 shares held
                                        of record.

                                        Options  to  purchase  20,000  shares of
                                        Common Stock owned directly.
            -----------------

            *   Lion Fund may also be deemed to beneficially  own all securities of Steak N Shake  beneficially  owned by Western Sizzlin and Dr.
                Cooley as discussed in further detail above.  Accordingly,  Lion
                Fund  may  be  deemed  to  beneficially  own  in  the  aggregate
                1,659,445 shares of Common Stock.

      Please  address  any  correspondence  to The Lion Fund,  L.P.,  Attention:
Sardar Biglari, telephone (210) 344-3400,  facsimile (210) 344-3411 (with a copy to our counsel,  Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP,  Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination of directors to the Board are legal, valid or binding,  and Lion Fund reserves the right to challenge their validity.

                                       Very truly yours,

                                       THE LION FUND, L.P.

                                       By: Biglari Capital Corp.
                                           General Partner

                                       By: /s/ Sardar Biglari
                                           -------------------------------------
                                       Name: Sardar Biglari
                                       Title: Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 20 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                   TRANSACTIONS IN SECURITIES OF STEAK N SHAKE
                            DURING THE PAST TWO YEARS

TRANSACTIONS IN COMMON STOCK

     Shares Purchased          Price Per Share ($)         Date of Purchase
     ----------------          -------------------         ----------------

                               THE LION FUND, L.P.
                               -------------------
              25,000                 16.7683                   03/22/07
              60,000                 16.8493                   03/23/07
              68,000                 17.0291                   03/26/07
               2,900                 16.7966                   03/27/07
              13,300                 16.7065                   03/28/07
              14,500                 16.6361                   03/29/07
              20,600                 16.6775                   03/30/07
              10,100                 16.6889                   04/02/07
              10,200                 17.0796                   04/04/07
               4,000                 17.0608                   04/05/07
              38,300                 16.9491                   04/09/07
              27,400                 16.8361                   04/10/07
              17,144                 16.7367                   04/11/07
              29,594                 16.5294                   04/12/07
               1,000                 16.4540                   04/13/07
              12,100                 16.6511                   04/17/07
               8,919                 16.5621                   04/18/07
               1,400                 16.5114                   04/19/07
              16,200                 16.7565                   04/23/07
               5,500                 16.7238                   04/24/07
              10,943                 16.8093                   04/26/07
               2,900                 16.7317                   04/27/07
              27,800                 16.3508                   05/01/07
               2,000                 15.2050                   06/22/07
               6,000                 14.9258                   06/25/07
              85,000                 17.1033                   06/26/07
              20,000                 17.0338                   06/27/07
             140,000                 17.0646                   06/28/07
              53,300                 16.7723                   06/29/07
               3,000                 16.5680                   07/02/07
              10,000                 16.7836                   07/03/07
               6,000                 16.6042                   07/05/07
               6,000                 15.6992                   07/26/07
               7,500                 15.6211                   07/27/07
              12,500                 15.0877                   07/30/07
              18,000                 15.2569                   07/31/07
               9,300                 15.0200                   08/01/07
              17,000                 14.9690                   08/03/07
               3,000                 14.7708                   08/06/07

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 21 of 29 Pages
----------------------                                    ----------------------

               2,000                 16.0100                   08/07/07
              12,800                 13.3579                   08/13/07
              70,000                 13.6622                   08/14/07
              18,000                 14.0286                   08/15/07

                              WESTERN SIZZLIN CORP.
                              ---------------------
               1,500                 16.4293                   03/07/07
               3,200                 16.5570                   03/08/07
                 845                 16.6410                   03/09/07
               8,700                 16.8379                   03/12/07
               6,000                 16.7830                   03/13/07
                 700                 16.7929                   03/14/07
               2,000                 16.8065                   03/15/07
              30,000                 14.9658                   05/10/07
               1,500                 16.6007                   07/18/07
               3,000                 16.8190                   07/19/07
               4,500                 15.6992                   07/26/07
               7,500                 15.6111                   07/27/07
              12,500                 15.0777                   07/30/07
              12,000                 15.2569                   07/31/07
               4,000                 15.0200                   08/01/07
               3,000                 14.9690                   08/03/07
               1,600                 14.7708                   08/06/07
               3,000                 13.3579                   08/13/07
              30,000                 13.6622                   08/14/07
               7,300                 14.0286                   08/15/07

                              BIGLARI CAPITAL CORP.
                              ---------------------
                 500                 16.7099                   04/11/07

                              DR. PHILIP L. COOLEY
                              --------------------
                 500*                   --                     04/26/07
               3,800                 14.9900                   06/15/07
               2,000**               13.9900                   08/15/07

TRANSACTIONS IN AMERICAN-STYLE CALL OPTIONS / STRIKE PRICE: $15 / EXPIRATION:
12.22.07

      Units Purchased           Price Per Unit ($)         Date of Purchase
      ---------------           ------------------         ----------------

                               THE LION FUND, L.P.
                               -------------------
                 200                  2.5200                   07/25/07

                              WESTERN SIZZLIN CORP.
                              ---------------------
                  40                  2.7700                   07/06/07
               1,900                  2.7349                   07/10/07

------------
* Shares gifted from Biglari  Capital  Corp.  to Dr.  Philip L. Cooley.  Biglari
Capital Corp. no longer owns directly any securities of the Issuer.

** Shares  acquired by Dr. Cooley's spouse that may be deemed to be beneficially owned by Dr. Cooley.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 22 of 29 Pages
----------------------                                    ----------------------

                 500                  2.9130                   07/11/07
                 110                  3.0241                   07/12/07
                 100                  3.1150                   07/13/07
                 500                  3.0950                   07/16/07
                 100                  3.1050                   07/17/07
                  10                  2.9300                   07/18/07
                 461                  3.0933                   07/19/07
               1,000                  2.6580                   07/24/07
                 500                  2.5150                   07/25/07
                  50                  1.7650                   07/31/07

TRANSACTIONS IN AMERICAN-STYLE CALL OPTIONS / STRIKE PRICE: $12.50 /
EXPIRATION: 12.22.07

      Units Purchased           Price Per Unit ($)         Date of Purchase
      ---------------           ------------------         ----------------

                              WESTERN SIZZLIN CORP.
                              ---------------------
                  50                  4.9150                   07/11/07
                  10                  5.2300                   07/12/07
                  10                  5.2300                   07/19/07
                  10                  5.2300                   07/20/07
                 200                  4.7650                   07/24/07
                  60                  3.8150                   07/31/07

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 23 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 24 of 29 Pages
----------------------                                    ----------------------

                                 SARDAR BIGLARI
                            c/o Biglari Capital Corp.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216

                                                                 August 16, 2007

The Steak N Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204
Attn:  Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided by The Lion Fund, L.P. ("Lion Fund") of its intention to nominate the undersigned as a director of The Steak N Shake Company
("Steak N Shake")  at the 2008  annual  meeting  of  shareholders,  or any other
meeting  of   shareholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by Lion Fund in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting,  and (iii) serving as a director of Steak
N Shake if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ Sardar Biglari

                                    Sardar Biglari

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 25 of 29 Pages
----------------------                                    ----------------------

                              DR. PHILIP L. COOLEY
                             c/o Trinity University
                                One Trinity Place
                            San Antonio, Texas 78212

                                                                 August 16, 2007

The Steak N Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204
Attn:  Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided by The Lion Fund, L.P. ("Lion Fund") of its intention to nominate the undersigned as a director of The Steak N Shake Company
("Steak N Shake")  at the 2008  annual  meeting  of  shareholders,  or any other
meeting  of   shareholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by Lion Fund in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting,  and (iii) serving as a director of Steak
N Shake if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ Philip L. Cooley

                                    Dr. Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 26 of 29 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT B

                     JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,  the undersigned are shareholders,  direct or beneficial,  of The
Steak N Shake Company, an Indiana corporation ("Steak N Shake");

      WHEREAS,  The Lion Fund,  L.P.,  a  Delaware  limited  partnership  ("Lion
Fund"),  Biglari  Capital Corp., a Texas  corporation  ("BCC"),  Western Sizzlin
Corp., a Delaware corporation ("Western Sizzlin"), Sardar Biglari and Dr. Philip
L. Cooley wish to form a group for the purpose of soliciting  proxies or written consents to elect Mr.  Biglari and Dr. Cooley or any other person  designated by the  undersigned  as  directors  of Steak N Shake and  taking  all other  action necessary or advisable to achieve the foregoing.

      NOW, IT IS AGREED, this 16th day of August 2007 by the parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule  13D with  respect  to the  securities  of Steak N Shake to the  extent required by applicable  law. Each member of the Group shall be  responsible  for the accuracy and  completeness  of his/its own  disclosure  therein,  and is not responsible for the accuracy and completeness of the information  concerning the other  members,  unless  such  member  knows or has  reason  to know  that  such information is inaccurate.

            2. Each of the  undersigned  agrees to  solicit  proxies  or written consents to elect  Sardar  Biglari and Dr.  Philip L. Cooley or any other person designated  by the  Group as  directors  of Steak N Shake  and to take all other action necessary or advisable to achieve the foregoing (the "Solicitation").

            3. Each of Lion Fund and Western Sizzlin agrees to share equally all expenses incurred in connection with the Group's activities,  including expenses incurred  by  any of  the  parties  in  the  Solicitation.  Notwithstanding  the foregoing,  Lion Fund and Western Sizzlin shall not be required to reimburse any party for (i)  out-of-pocket  expenses  incurred by a party in the  aggregate in excess of $250 without Lion Fund's and Western Sizzlin's prior written approval;
(ii) the value of the time of any party;  (iii) legal fees incurred without Lion
Fund's and Western  Sizzlin's prior written  approval;  or (iv) the costs of any counsel,  other  than  Olshan,  employed  in  connection  with  any  pending  or threatened  litigation  without Lion Fund's and Western  Sizzlin's prior written approval.

            4. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  securities of Steak N Shake, as he/it deems  appropriate,  in his/its sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable securities laws.

            5. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute one  and  the  same  instrument,  which  may be  sufficiently  evidenced  by one counterpart.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 27 of 29 Pages
----------------------                                    ----------------------

            6. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            7. Any  party  hereto  may  terminate  his  obligations  under  this
Agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

            8. Each party  acknowledges that Olshan shall act as counsel for the
Group, Lion Fund and Western Sizzlin.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 28 of 29 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

                                       THE LION FUND, L.P.

                                       By: Biglari Capital Corp.
                                           General Partner

                                       By: /s/ Sardar Biglari
                                           -------------------------------------
                                       Name: Sardar Biglari
                                       Title: Chief Executive Officer

                                       BIGLARI CAPITAL CORP.

                                       By: /s/ Sardar Biglari
                                           -------------------------------------
                                       Name: Sardar Biglari
                                       Title: Chief Executive Officer

                                       WESTERN SIZZLIN CORP.

                                       By: /s/ Sardar Biglari
                                           -------------------------------------
                                       Name: Sardar Biglari
                                       Title: Chief Executive Officer

                                       SARDAR BIGLARI

                                       By: /s/ Sardar Biglari
                                           -------------------------------------
                                       Name: Sardar Biglari

                                       DR. PHILIP L. COOLEY

                                       By: /s/ Philip L. Cooley
                                           -------------------------------------
                                       Name: Dr. Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 29 of 29 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT C

                                POWER OF ATTORNEY

      Know all by these presents,  that the undersigned  hereby  constitutes and appoints  SARDAR  BIGLARI,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
The  Lion  Fund,  L.P.,  the  undersigned  or any  of  their  affiliates  in the securities of The Steak N Shake Company  ("Steak N Shake"),  including,  without limitation,  relating  to the  formation  of a Group (as  defined  below)  whose members include The Lion Fund, L.P. and the undersigned, all filings on Schedule
13D (as defined below) to the extent required under  applicable law, all filings on Forms 3, 4 and 5 (as defined below) to the extent  required under  applicable law, any  solicitation of proxies or written consents in support of the election of  directors  of Steak N Shake  or  other  proposal(s)  and all  other  matters related,  directly or indirectly, to Steak N Shake (together, the "Investment").
Such action shall include, but not be limited to:

      1.  executing  for and on  behalf of the  undersigned  all  Schedules  13D
("Schedule  13D")  required to be filed under  Section  13(d) of the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the Investment;

      2.  executing  for and on behalf of the  undersigned  all Forms 3, 4 and 5
("Forms 3, 4 and 5")  required to be filed under  Section  16(a) of the Exchange
Act and the rules thereunder in connection with the Investment;

      3.  executing  for and on behalf of the  undersigned  all Joint Filing and
Solicitation  Agreements or similar documents  pursuant to which the undersigned shall  agree  to be a  member  of a  group,  as  contemplated  by Rule  13d-1(k)
promulgated  under  the  Exchange  Act  (a  "Group"),  in  connection  with  the
Investment;

      4. performing any and all acts for and on behalf of the  undersigned  that may be  necessary  or  desirable  to complete  and  execute  any such  document, complete and execute any amendment or amendments  thereto,  and timely file such form with the United States  Securities  and Exchange  Commission  and any stock exchange or similar authority; and

      5. taking any other action of any type  whatsoever in connection  with the
Investment which, in the opinion of such attorney-in-fact, may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

      This Power of Attorney  shall  remain in full force and effect  until July
31, 2008 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of August, 2007.

                                    /s/ Philip L. Cooley
                                    --------------------------------------------
                                    Dr. Philip L. Cooley